UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)

CELLDEX THERAPEUTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15117B103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*he remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15117B103	13G	Page	2	of	7	Pages

1.	NAME OF REPORTING PERSON S..S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe Managers, Ltd. EIN No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.

	England

	5.	SOLE VOTING POWER

NUMBER OF		1,384,663

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,384,663

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,384,663

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.75%

12.	TYPE OF REPORTING PERSON

	CO

CUSIP No.	15117B103	13G	Page	3	of	7	Pages

1.	NAME OF REPORTING PERSON S..S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe V GP Co. Limited EIN No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Guernsey

	5.	SOLE VOTING POWER

NUMBER OF		1,384,663

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,384,663

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,384,663

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.75%

12.	TYPE OF REPORTING PERSON

	CO

Item 1(a). Name of Issuer.
          Celldex Therapeutics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices.
119 Fourth Avenue
Needham, MA 02494-2725
Item 2(a). Name of Person Filing.
          This statement is being filed on behalf of Apax Partners Europe Managers, Ltd. (“Apax Managers Europe”) and Apax Europe V GP Co Limited
Item 2(b). Address of Principal Business Office or, if none, Residence
The principal business address of Apax Managers Europe is 33 Jermyn Street, London, SW1Y 6DN. The principal business address of Apax Europe V GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ
Item 2(c). Citizenship.
          Apax Europe Managers is a company organized under the laws of England & Wales. Apax Europe V GP Co. Limited is a Guernsey company.
Item 2(d). Title of Class of Securities.
          Common stock.
Item 2(e). CUSIP Number.
          15117B103
Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e).	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h).	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4. Ownership.
Item 4(a). Amount beneficially owned.
          1,384,663
4(b). Percent of Class.
          8.75%

Page 4 of 7 Pages

4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,384,663
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	1,384,663
(iv)	shared power to dispose or to direct the disposition of:	0

*See Exhibit A
Item 5 Ownership of Five Percent or less of a Class.
          If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of more than Five Percent on behalf of another person.
          Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being reported on by the Parent Holding Company.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          See Exhibit A.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10. Certifications.
          Not applicable.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX PARTNERS EUROPE MANAGERS LTD.
By:	/S/ Paul Fitzsimons
	Name:	Paul Fitzsimons
	Title:	Director

By:	/S/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	Director

Page 5 of 7 Pages

APAX EUROPE V GP CO. Limited
By:	/S/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

Dated: May 26, 2009

Page 6 of 7 Pages